Exhibit 99.1

Draganfly Reports Record Annual Revenue for 2022

Draganfly’s production capacity is coming on-line, enabling the Company to meet the growing demand and drive expected high growth for 2023/24.

Los Angeles, CA. March 27, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its fourth quarter and fiscal 2022 financial results. Revenue for the fourth quarter and the year was driven by organic drone product and services sales.

The financial year 2022 was another milestone year for Draganfly as 2022 marked another record revenue year for the Company. Total 2022 revenues increased by $551,194 from $7,053,865 in 2021 to $7,605,059 with the bulk of this revenue coming from product sales. Services revenue of $2,054,627 represented approximately 27% of total sales, up from the previous year.

Key Financial Highlights for 2022:

●	Total revenue for the year ended December 31, 2022, increased by 7.8% to $7,605,059, compared to $7,053,865 in 2021. Product sales increased $447,033 or 8.8% in 2022 as compared to 2021 while services revenue increased $104,161 or 5.3% in 2022 compared to 2021.

●	Gross Profit was $790,675, a decrease of $1,852,413 from the prior year as a result of a one-time non-cash write down. Excluding this adjustment, gross profit would have been $2,767,189 or an increase of $124,101 over last year.

●	The Company recorded a comprehensive loss including all non-cash items of $27,305,305 compared to a comprehensive loss of $16,399,137 in 2021. The comprehensive loss for the year ended December 31, 2022, includes non-cash changes comprised of a gain in fair value of derivative liability from warrants of $5,502,688, an expense for impairment of notes receivable of $309,385, a write down of inventory of $1,976,514, and an expense for goodwill and intangibles impairment of $6,454,914 and would otherwise have been a comprehensive loss of $24,067,180 compared to a comprehensive loss of $19,077,715 excluding non-cash items in the same period last year. Additional contributors to the year-over-year increase include increased insurance, marketing and investor relations costs, share-based payments, advertising, wages, and professional fees partially offset by increased revenues.

●	The Company’s cash balance on December 31, 2022, was $7,894,781.

Key Financial and Operational Highlights for Q4 2022 and Early 2023:

●	Revenue for Q4 2022, decreased by 19.6% to $1,314,162 year over year with the decrease in revenue largely due to supply chain challenges with orders shifting to fiscal 2023 resulting in lower product and associated service sales.

●	Gross Profit was -$1,665,971 for Q4 2022 compared to $626,438 in Q4 2021. Gross profit would have been $310,543 not including a one-time non-cash write down of inventory for $1,976,514.

●	Total comprehensive loss including non-cash items for Q4 2022 was $16,660,602 compared to a comprehensive income of $12,635,466 for the same period in 2021. The comprehensive loss for the fourth quarter of 2022 includes non-cash changes comprised of a gain in fair value derivative liability of $334,016, a write down of inventory of $1,976,514, an expense on impairment for notes receivable of $1,080,645, and an expense for goodwill and intangibles impairment of $6,454,914 and would otherwise be a comprehensive loss of $7,482,545 compared to a comprehensive loss of $5,321,417 excluding non-cash items in the same period last year. The increase in loss was due to higher wages and professional fees partially offset by lower insurance costs.

●	Draganfly announced that DEF-C, a Ukrainian company involved in the civil and defense sectors, selected the Company as an exclusive provider of drones and related services. Draganfly provides comprehensive equipment and solutions for emergency response, security, defense, and infrastructure, in addition to mapping, support, and public services. Draganfly’s platforms can adapt to air and ground situations, providing solutions that solve integral issues.

●	Draganfly was selected to provide its Public Safety technology to the PromoDrone platform for Emergency Management. Draganfly is providing its product development and manufacturing capabilities to develop the next generation of PromoDrone’s safety drone and digital enclosure package. Draganfly will also supply its versatile UAV technology by integrating the Commander 3XL aerial system enclosure.

●	Bluvec, a pioneer developer of Deep Signal Inspection (DSI) technology and a leading supplier of counter-drone technology, selected Draganfly to create joint solutions enabling specific Military and Civil UAS Threat Detection Intervention. Bluvec’s counter-UAS platform will be integrated with Draganfly’s Commander 3XL UAV to create a unique, innovative solution that will extend the range of Bluvec’s existing products and introduce additional capabilities such as remote situational reconnaissance, patrol, and intervention. Draganfly, in addition, will also be a distributor of Bluvec solutions and will act as a collaborator to help grow the global adoption of critical counter-UAV infrastructure.

●	Draganfly’s Vital Intelligence Technology was integrated with CorrecTek’s Corrections Management Platform. The Vital Intelligence Technology extracts data from camera feeds to measure human health parameters such as heart and respiratory rates, oxygen saturation, and body temperature. The data is transferred to an easy-to-read dashboard providing health insights within seconds. The integration of Draganfly’s Vital Intelligence Technology into CorrecTek’s platform offers a cost-saving solution that improves operational insight, workflows, overall safety, and time management.

●	Draganfly announced the launch of the Company’s UAS A.I.R. Space flight facility in Spring Branch, Texas, dedicated to advancing UAS program Adoption, Innovation & Research. The Draganfly UAS A.I.R. Space provides a control site for the design, validation, and optimization of standard operating procedures, sensor selection, and data collection techniques. In partnership with Coldchain Delivery Systems, testing at the site is currently focused on the protocol for anomaly detection to aid in identifying mines and unexploded ordinances, as well as UAV Delivery for emergency response and humanitarian aid.

●	Draganfly announced its Commander 3 XL Drone was voted Best Enterprise Drone at The Droning Company’s Annual Droning Awards. The Droning Company was named The World’s # 1 Resource for the Drone Community. To honor and celebrate this community, the Droning Company created The Droning Awards to recognize and celebrate outstanding drone innovations for 2022 and allow drone pilots and enthusiasts to vote in a series of categories.

●	Draganfly and Lufthansa Industry Solutions, an IT service provider and a subsidiary of Lufthansa Group, entered into a letter of intent to explore providing its drone solutions and Vital Intelligence (VI) technology into its existing infrastructure and customer solutions. Draganfly’s technology will assist in Lufthansa Industry Solutions’ objective of providing the maritime industry with the highest information technology and performance monitoring standards.

●	The Remote Sensing Instruments (“RSI”), a longstanding Geospatial Technology company in India working in the field of Remote Sensing and Geographic Information Systems (“GIS”), entered into a strategic agreement with Draganfly for the development of manufacturing, distribution, and sales of Draganfly products in India. A core component of this agreement is manufacturing Draganfly drones in India under the AatmaNirbhar Bharat (Made in India) program.

●	Draganfly delivered the first of three Situational Assessment Drones to DSNS Emergency Services Department in Kyiv, Ukraine. Draganfly will complete the delivery of two Situational Assessment Drones to DSNS in other regions of Ukraine to provide situational awareness intel, infrastructure assessments, and aid in search and rescue operations throughout the country.

●	Draganfly announced that Vermeer will integrate its VPS (visual positioning system) Payload with Draganfly’s Commander 3XL. This partnership will enable Draganfly to collaborate with Vermeer’s military and government clients and create solutions using the Company’s innovative drone technology.

●	On January 31, 2023, the Company entered into an equity distribution agreement (the “EDA”) with Maxim Group LLC (the ”ATM Agent”) dated January 31, 2023, pursuant to which the Company could, from time to time, distribute in an ”at-the-market offering” (the “ATM Offering”) of up to US$15,000,000 in common shares of the Company (the ”ATM Shares”) in the United States only, on the Nasdaq Capital Market (the ”Nasdaq”). From inception to the date of this press release, the Company distributed 650,729 ATM Shares under the ATM Offering at an average price of $2.62 per share for net proceeds of $1,705,013.

“We are incredibly excited for this coming year. Production capacity is coming online as the company meets customer demands and expands strategic partnerships which has increased industry reach,” said Cameron Chell, President and CEO of Draganfly. “Our team continues to build technology which revolutionizes how we approach complex challenges. As we move further into 2023, we will continue to grow the drone space across multiple industries and transform countless lives for the better.”

Draganfly will hold a shareholder update call on March 27, 2023, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here: https://bit.ly/3YYpOxY

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the fiscal year ended December 31, 2022 and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR.

For the year ended December 31,	2022	2021
Total revenues	$7,605,059	$7,053,865
Gross Profit (as a % of revenues) (1)	10.4%	37.5%
Net loss	(27,654,364)	(16,202,972)
Net loss per share ($)
-Basic	(0.82)	(0.59)
-Diluted	(0.82)	(0.59)
Comprehensive loss	(27,305,305)	(16,399,137)
Comprehensive loss per share ($)
-Basic (post-consolidation)	(0.81)	(0.59)
-Diluted (post-consolidation)	(0.81)	(0.59)
Change in cash and cash equivalents	$(15,180,932)	$21,093,297

(1)	Gross Profit (as a % of revenues) would have been 36.4% not including a one-time non-cash write down of inventory for $1,976,514.

As at	December 31, 2022	December 31, 2021
Total assets	$14,638,533	$42,113,240
Working capital*	10,168,800	26,836,922
Total non-current liabilities	249,740	465,214
Shareholders’ equity*	$11,040,881	$34,926,239

Number of shares outstanding	34,270,579	33,168,946

*Shareholders’ equity and working capital as at December 31, 2022, includes a fair value of derivative liability of $57,314 and would otherwise be $11,098,195 and $10,226,114, respectively.

	2022 Q4	2022 Q3	2021 Q4
Revenue	$1,314,162	$1,876,221	$1,635,265
Cost of goods sold	$(2,980,133)	$(1,249,313)	$(1,008,827)
Gross profit	$(1,665,971)	$626,908	$626,438
Gross margin – percentage	-126.8%	33.4%	38.3%
Operating expenses	$(7,342,669)	$(7,007,691)	$(5,733,767)
Operating income (loss)	$(9,008,640)	$(6,380,783)	$(5,107,329)
Operating loss per share - basic	$(0.26)	$(0.19)	$(0.16)
Operating loss per share - diluted	$(0.26)	$(0.19)	$(0.15)
Other income (expense)^	$(7,575,889)	$1,039,968	$17,811,440
Change in fair value of derivative liability	$334,016	$305,094	$23,428,117
Other comprehensive income (loss)	$(76,073)	$348,282	$(151,465)
Comprehensive income (loss)^	$(16,660,602)	$(4,992,533)	$12,635,466
Comprehensive income (loss) per share - basic	$(0.49)	$(0.15)	$0.39
Comprehensive income (loss) per share - diluted	$(0.49)	$(0.15)	$0.38

^The other income (expense) and comprehensive loss for the fourth quarter of 2022 includes non-cash changes comprised of a gain in fair value derivative liability of $334,016, a write down of inventory of $1,976,514, an expense on impairment for notes receivable of $1,080,645, and an expense for goodwill and intangibles impairment of $6,454,914 and would otherwise be an other expense of $374,346 and comprehensive loss of $7,482,545, respectively.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, ”anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding  DEF-C selecting the Company as an exclusive provider of drones and related services; the Company being selected to provide its Public Safety technology to the PromoDrone platform for Emergency Management; Bluvec selecting the Company to create joint solutions enabling specific Military and Civil UAS Threat Detection Intervention; the Company’s Vital Intelligence Technology was integrated with CorrecTek’s Corrections Management Platform; the Company announcing the launch of the Company’s UAS A.I.R. Space flight facility in Spring Branch, Texas, dedicated to advancing UAS program Adoption, Innovation & Research; the Company announcing its Commander 3 XL Drone was voted Best Enterprise Drone at The Droning Company’s Annual Droning Awards; the Company and Lufthansa Industry Solutions entering into a letter of intent to explore providing its drone solutions and VI technology into its existing infrastructure and customer solutions; the RSI entering into a strategic agreement with the Company for the development of manufacturing, distribution, and sales of the Company products in India; the Company delivering the first of three Situational Assessment Drones to DSNS Emergency Services Department in Kyiv, Ukraine; the Company announcing that Vermeer will integrate its VPS (visual positioning system) Payload with the Company’s Commander 3XL; comments made by the Company’s CEO in regards to production capacity, meeting customer demand, expanding strategic partnerships; building technologies; and growing the drone space. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.